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                              September 12, 2022

       Laurel Sayer
       President, Chief Executive Officer and Director
       Perpetua Resources Corp.
       405 S. 8th Street, Ste 201
       Boise, Idaho 83702

                                                        Re: Perpetua Resources
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed September 1,
2022
                                                            File No. 333-266071

       Dear Ms. Sayer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Description of Debt Securities
       No Personal Liability, page 21

   1. We note your response to prior comment 1 where you state that the waiver and release provision in Section
1409 of the indenture is intended to apply to
                                                        both liabilities and
claims arising under the United States federal securities law.
                                                        Disclosure at page 21
further states that "No past, present or future director, officer, employee, incorporator,
member, manager, partner (whether general or limited), or
                                                        shareholder of the
Company, as such, will have any liability for any obligations of us under the debt
securities or the indenture or for any claim based on, in respect of, or by reason of, such
obligations or their creation. Each holder of debt securities by accepting a
 Laurel Sayer
Perpetua Resources Corp.
September 12, 2022
Page 2
      debt security waives and releases all such liability and claims." We further note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please tell us how Section 1409 of the indenture is consistent with these provisions.
       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                             Sincerely,
FirstName LastNameLaurel Sayer
                                                             Division of
Corporation Finance
Comapany NamePerpetua Resources Corp.
                                                             Office of Energy &
Transportation
September 12, 2022 Page 2
cc:       Scott Rubinsky, Esq.
FirstName LastName